                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                         (Amendment No. ___________)*


                              Aurum Software Inc
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   05208A106
                               ----------------
                                (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


4151299                             Page 1

------------------------
  CUSIP No.  05208A106                        13G
------------------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         BankAmerica Corporation
         94-1681731
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
                                                                (b) [ ]
--------------------------------------------------------------------------------
 3       SEC USE ONLY


--------------------------------------------------------------------------------
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
         NUMBER OF            5        SOLE VOTING POWER

          SHARES                       -0-
                             ---------------------------------------------------
        BENEFICIALLY          6        SHARED VOTING POWER

         OWNED BY                      949,366
                             ---------------------------------------------------
           EACH               7        SOLE DISPOSITIVE POWER

         REPORTING                     -0-
                             ---------------------------------------------------
          PERSON              8        SHARED DISPOSITIVE POWER

           WITH                        949,366
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         949,366
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         8.5%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

4151299                             Page 2

------------------------
  CUSIP No.  05208A106                        13G
------------------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Bank of America NT&SA
         94-1678665
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
                                                                (b) [ ]
--------------------------------------------------------------------------------
 3       SEC USE ONLY


--------------------------------------------------------------------------------
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
         NUMBER OF            5        SOLE VOTING POWER

          SHARES                       -0-
                             ---------------------------------------------------
        BENEFICIALLY          6        SHARED VOTING POWER

         OWNED BY                      949,366
                             ---------------------------------------------------
           EACH               7        SOLE DISPOSITIVE POWER

         REPORTING                     -0-
                             ---------------------------------------------------
          PERSON              8        SHARED DISPOSITIVE POWER

           WITH                        949,366
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         949,366
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         8.5%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         BK
--------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

4151299                             Page 3

------------------------
  CUSIP No.  05208A106                        13G
------------------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         BankAmerica Ventures
         95-6016836
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
                                                                (b) [ ]
--------------------------------------------------------------------------------
 3       SEC USE ONLY


--------------------------------------------------------------------------------
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

         California
--------------------------------------------------------------------------------
         NUMBER OF            5        SOLE VOTING POWER

          SHARES                       854,430
                             ---------------------------------------------------
        BENEFICIALLY          6        SHARED VOTING POWER

         OWNED BY                      94,936
                             ---------------------------------------------------
           EACH               7        SOLE DISPOSITIVE POWER

         REPORTING                     854,430
                             ---------------------------------------------------
          PERSON              8        SHARED DISPOSITIVE POWER

           WITH                        94,936
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         949,366
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         8.5%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

4151299                             Page 4

------------------------
  CUSIP No.  05208A106                        13G
------------------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         BA Venture Partners I
         94-3229889
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
                                                                (b) [ ]
--------------------------------------------------------------------------------
 3       SEC USE ONLY


--------------------------------------------------------------------------------
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
         NUMBER OF            5        SOLE VOTING POWER

          SHARES                       94,936 (Items 4 & 7)
                             ---------------------------------------------------
        BENEFICIALLY          6        SHARED VOTING POWER

         OWNED BY                      -0-
                             ---------------------------------------------------
           EACH               7        SOLE DISPOSITIVE POWER

         REPORTING                     94,936 (Items 4 & 7)
                             ---------------------------------------------------
          PERSON              8        SHARED DISPOSITIVE POWER

           WITH                        -0-
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         94,936 (Items 4 & 7)
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           .9% (Items 4 & 7)
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

4151299                             Page 5

                                  SCHEDULE 13G

Item 1(a)  Name of Issuer:                  Aurum Software Inc

      (b)  Address of Issuer's
           Principal Executive Offices:     3385 Scott Boulevard
                                            Santa Clara, CA  95054

Item 2(a)  Names of Person Filing:          BankAmerica Corporation
                                              ("BAC")
                                            Bank of America NT&SA
                                              ("BANTSA")
                                            BankAmerica Ventures
                                              ("BAV")
                                            BA Venture Partners I
                                              ("BAVPI")
                                            See Item 7

      (b)  Address of Principal
           Business Offices:                (For BAC and BANTSA)
                                            555 California Street
                                            San Francisco, CA  94104

                                            (For BAV and BAVPI)
                                            950 Tower Lane, Suite 700
                                            Foster City, CA  94404

      (c)  Citizenship:                     BAC is organized under the laws of
                                            Delaware. BAV is organized under the
                                            laws of California. BANTSA is a
                                            national banking association
                                            organized under the laws of the
                                            United States. BAVPI is organized
                                            under the laws of Delaware.

      (d)  Title of Class of Securities:    Common stock

      (e)  CUSIP Number:                    05208A106

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:*

           (a)  [ ]  Broker or Dealer registered under Section 15 of the Act

           (b)  [X]  Bank as defined in section 3(a)(6) of the Act

           (c)  [ ]  Insurance Company as defined in section 3(a)(19) of the Act

           (d) [ ] Investment Company registered under section 8 of the Investment Company Act

           (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

___________
* Not applicable as to BAV and BAVPI since they are filing this statement under Rule 13d-1(c).

4151299                             Page 6

           (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see (S)240.13d-1(b)(1)(ii)(F)

           (g)  [X]  Parent Holding Company, in accordance with
                     (S)240.13d-1(b)(ii)(G) (Note: See Item 7)

           (h)  [ ]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(H)

Item 4     Ownership

           (a)  Amount Beneficially Owned:*
                   BAC                                          949,366
                   BANTSA                                       949,366
                   BAV                                          949,366
                   BAVPI                                         94,936

           (b)  Percent of Class:*
                   BAC                                             8.5%
                   BANTSA                                          8.5%
                   BAV                                             8.5%
                   BAVPI                                            .9%

           (c)  Number of shares as to which such person has:

                  (i)  sole power to vote or direct the vote:*
                          BAC                                         0
                          BANTSA                                      0
                          BAV                                   854,430
                          BAVPI                                  94,936

                 (ii)  shared power to vote or direct the
                       vote:*
                          BAC                                   949,366
                          BANTSA                                949,366
                          BAV                                    94,936
                          BAVPI                                       0

                (iii)  sole power to dispose or direct the
                       disposition of:*
                          BAC                                         0
                          BANTSA                                      0
                          BAV                                   854,430
                          BAVPI                                  94,936

                 (iv)  shared power to dispose or direct the
                       disposition of:*
                          BAC                                   949,366
                          BANTSA                                949,366
                          BAV                                    94,936
                          BAVPI                                       0


* By virtue of the corporate relationships between Reporting Persons as described in Item 7, BAC (the parent company) may be deemed to possess indirect beneficial ownership of shares beneficially owned directly by its subsidiaries. Similarly, higher tier BAC subsidiaries may be deemed to possess indirect beneficial ownership of shares beneficially owned directly by lower tier BAC subsidiaries. The power to vote and to dispose of shares may be deemed to be shared between entities due to their corporate relationships.

  Also, BAVPI is the direct beneficial owner of certain of Issuer's shares. By virture of the partnership relationship between BAVPI and its individual partners as described in Item 7, the individual partners may be deemed to posses indirect beneficial ownership of shares beneficially owned directly by BAVPI. The power to vote and to dispose of shares may be deemed to be shared between the partners due to their relationship to each other and BAVPI.


4151299                             Page 7

Item 5     Ownership of Five Percent or Less of a Class.

           If this statement is being filed to
           report the fact that as of the date
           hereof the reporting person has ceased
           to be the beneficial owner of more
           than five percent of the class of
           securities, check the following [ ].

Item 6     Ownership of More than Five Percent on Behalf
           of Another Person.                                Not Applicable.

Item 7     Identification and Classification of
           the Subsidiaries Which Acquired
           the Security Being Reported on by
           the Parent Holding Company.

           See Item 2. Except for BAVPI and BAVPI'S individual partners, the entities described below are direct or indirect wholly-owned subsidiaries of BAC, which is a registered bank holding company. BANTSA is a bank as defined in section 3(a)(6) of the Act. BAV and BAVPI are filing this statement under Rule 13d-1(c). BAV is a corporation and is the BAC subsidiary that holds the direct investment in the issuer. BAVPI is a partnership that is related to BAV. The partners of BAVPI include: James D. Murphy, a general partner, residing in the state of California; Jess Marzak, a general partner, residing in the state of California; Anchie Kuo, a general partner, residing in the state of California; Robert Obuch, a general partner, residing in the state of California; and Rory O'Driscoll, a general partner, residing in the state of California. By virtue of these individuals being partners of BAVPI, they may each be deemed to indirectly beneficially own the ownership interest of the Issuer held by BAVPI. Similarly the partners may be deemed to share voting and/or investment power among themselves and with BAVPI in the Issuer due to the partners' indirect interest in the Issuer through BAVPI. Each partner disclaims beneficial ownership of all shares of Common Stock owned by BAVPI.

Item 8     Identification and Classification
           of Members of the Group.

           See Item 7.

Item 9     Notice of Dissolution of Group.                   Not Applicable.

Item 10    Certification.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

4151299                             Page 8

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            BankAmerica Corporation



Dated:  February 12, 1997                   By  /s/  JOHN J. HIGGINS
                                              ----------------------------------
                                              John J. Higgins
                                              Executive Vice President


4151299                             Page 9

                                                                       Exhibit A

                         AGREEMENT RE JOINT FILING OF
                                 SCHEDULE 13G


The undersigned hereby agrees as follows:

     (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

     (ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.



Dated:  February 12, 1997                   BANKAMERICA CORPORATION


                                            By:  /s/  JOHN J. HIGGINS
                                               ---------------------------------
                                               John J. Higgins

                                            Its:  Executive Vice President


Dated:  February 12, 1997                   BANK OF AMERICA NT&SA


                                            By:  /s/  JOHN J. HIGGINS
                                               ---------------------------------
                                               John J. Higgins

                                            Its:  Group Executive Vice
                                                      President


Dated:  February 12, 1997                   BANKAMERICA VENTURES


                                            By:  /s/  ERICK CHRISTENSEN
                                               ---------------------------------
                                               Erick Christensen

                                            Its:  Vice President


Dated:  February 12, 1997                   BA VENTURE PARTNERS I


                                            By:  /s/  ANCHIE KUO
                                               ---------------------------------
                                               Anchie Kuo

                                            Its:  General Partner

4151299                             Page 10

Board of Directors                                    Adopted:  November 1, 1993
BankAmerica Corporation                            Last amended:  August 1, 1994


           GENERAL OPERATING AND BORROWING RESOLUTION (Excerpts from)
           ----------------------------------------------------------


     1. Any two BAC officers listed below under the designation "Group 1" (the "Officers"):

                                    GROUP 1
                                    -------

          the Chairman of the Board
          the Chief Executive Officer
          the President
          any Vice Chairman of the Board
          any Vice Chairman
          the Chief Financial Officer
          the Treasurer
          any Executive Vice President
          any Senior Vice President
          any Vice President
          the Secretary

     2. Any one BAC officer listed above under either the designation GROUP 1 or GROUP 2, or any member of the Legal Department of Bank of America NT&SA holding the title of counsel or a title senior thereto be, and hereby is, authorized to sign registrations, reports, certificates, applications and other writings on behalf of BAC for submission to or filing with any federal, state, local or foreign regulatory authorities, and any amendments, withdrawals, or terminations thereof, as are deemed desirable by such officer or attorney in connection with BAC's activities or affairs.


4126526.01

Board of Directors                                              November 4, 1996
Bank of America NT&SA

                  GENERAL OPERATING RESOLUTION (Excerpts from)
                  --------------------------------------------

     The Board of Directors of Bank of America NT&SA ("BofA") authorizes and determines as follows:

     1. Certain officers of BofA ("Authorized Signers") are authorized to act on behalf of BofA as set forth in the attached "Signing Authorities Chart."

     2. For the purposes of this resolution, "OFFICER" refers to a BofA officer holding one of the officer titles listed below, and "OFFICER" refers to any BofA officer. The incumbency of any officer may be certified by the Secretary or any Assistant Secretary. References in this resolution to the ranking of officer titles refers to the ranking shown in the following list of Officers:

          the Chief Executive Officer ("CEO")
          the Chairman of the Board
          the President
          any Vice Chairman of the Board ("VC of the Bd") the Chief Operating Officer ("COO") any Vice Chairman ("VC") the Chief Financial Officer ("CFO") any Group Executive Vice President ("GEVP") any Executive Vice President ("EVP") any Senior Vice President ("SVP") the Cashier the Secretary the Treasurer any Managing Director any Senior Authorized Officer any Vice President ("VP") any Assistant Vice President any Authorized Officer any Senior Trust Officer any Trust Officer any Assistant Secretary any Assistant Cashier

VI.  REGULATORY MATTERS

   Action or Transaction                  Authorized Signer(s)

Execution of any document or             Any one Officer at the
other writings and any                   level of VP or above,
amendments, withdrawals or               or any one attorney in
terminations thereof for                 the Legal or Tax
submission to or filing with             Departments of BofA
any federal, state, local or             holding the officer
foreign regulatory authorities.          title of Counsel or
                                         above.

4126528

Board of Directors                                             February 14, 1995
BankAmerica Ventures


                  GENERAL OPERATING RESOLUTION (Excerpts from)
                  --------------------------------------------


          4. The Board of Directors of this corporation authorizes any officer of this corporation, or any attorney in the Legal Department of Bank of America NT&SA with the title of counsel or a title senior thereto to sign registrations, reports, certificates, applications and other writings on behalf of this corporation for submission to or filing with any federal, state, local or foreign regulatory authorities, and any amendments, withdrawals, or terminations thereof, as the officer or attorney deems appropriate.



4126293